NORTHWEST		Suite 950, 650 West Georgia Street P.O. Box 11587 Vancouver, British Columbia Canada V6B 4N8 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.

File #0487/6(A)
July 23, 2012
VIA EDGAR &
E-MAIL (TurkA@sec.gov)
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Washington, DC  20549

Attention:  Adam F. Turk

Dear Sirs/Mesdames:

RE:	VENZA GOLD CORP. (the “Company”)
-	SEC File No. 333-182059
-	Registration Statement on Form S-1 Filed June 12, 2012

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated July 9, 2012 regarding the above-referenced Registration Statement on Form S-1 filing (the “Comment Letter”).  On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form S-1/A (the "Amended Form S-1").

In addition to the Amended Form S-1, we also provide below our responses to the comments made in the Comment Letter.  Our responses herein are based on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form S-1.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP
July 23, 2012

o
If you have elected to optout of the extended transition period for complying with new or revised accounting standards pursuant to Section107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to this comment, the Company has revised the prospectus cover page to indicate it is an Emerging Growth Company, and revised its prospectus to: (i) describe how and when a company may lose emerging growth company status; (ii) briefly describe the various exemptions that are available to the Company; and (ii) state its election under section 107(b) of the JOBS Act. In addition, the Company has included disclosure describing the extent to which any of the exemptions are available to the Company as a smaller reporting company.

The Company has not been providing any documents in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  There have been no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any brokers or dealers.

2.
Please revise the registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they and the related prospectuses are different.  For example, it is unclear if you plan to use alternate pages for the plan of distribution, use of proceeds, and so forth.  Please revise accordingly.

In response to this comment, the Company has revised its registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they are different. The Company will only distribute one prospectus.

3.	Please provide the information required by Items 202(a)(2), 505 and 506 of Regulation S- K.

In response to this comment, the Company has revised its registration statement to include the information required by Items 202(a)(2) under the heading “Description of Securities to be Registered”; Item 505 under the heading “Plan of Distribution”; and Item 506 under the heading “Dilution” in the Amended Form S-1.

NORTHWEST LAW GROUP
July 23, 2012

3.
Please confirm that you have included all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

In response to this comment, the Company confirms that it has included all graphics, maps, photographs and related captions or other artwork including logos in its prospectus.

Prospectus Cover Page

5.
We note that you are currently registering up to 1,500,000 common shares to be sold at a fixed price of $0.10 as well as 4,943,328 shares to be sold by selling shareholders at a price which will be determined by prevailing market or privately negotiated prices.  We also note the statement “Not Applicable” regarding the price per share for the selling shareholders.  Please revise to include a price for the selling shareholder shares.  Please revise to disclose the fixed price and indicate that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board.  See Schedule A, paragraph 16 of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K.

In response to this comment, the Company has revised the prospectus cover page to disclose the fixed price and indicate that the selling shareholders will sell at the fixed price until its shares are quoted on the OTC Bulletin Board.

6.
Also with respect to the offering price, we note the statement on page 13 that the company is offering “at a fixed price of $0.10 per share even if a public trading market” develops.  Please revise here and where appropriate to address the extent to which company and selling shareholder prospectuses may be used to concurrently offer at different prices.

In response to this comment, the Company has revised its registration statement to address the extent to which company and selling shareholder prospectuses may be used to concurrently offer at different prices

7.
Additionally, given the concurrent distributions of the same securities, please provide a detailed analysis of how you considered the application of Regulation M to your facts. We note, in this regard, the discussion in the fifth paragraph on page 14.  We may have further comment.

The Company understands that it is unlawful for any person to bid for, purchase, or attempt to induce any person to bid for or purchase any common share of the Company during the duration of the Primary and Secondary Offerings.  The Company also understands that it is unlawful for a person to short sell its common shares and purchase the shares offered in the Primary Offering and Secondary Offering while the Secondary Offering is taking place.

8.
We note that a planned duration of nine months for the offering by selling security holders is disclosed on page 13 of the prospectus, under Plan of Distribution.  Please revise the cover page to disclose the date the offering will end.  See Item 501(b)(8)(iii) of Regulation S-K.

In response to this comment, the Company has revised the prospectus cover page to disclose the date the offering will end.

NORTHWEST LAW GROUP
July 23, 2012

9.
Please revise the table on the cover page to include a row that reflects the minimum amount sold, and ensure that the narrative disclosure clarifies that there is no assurance you will sell any of the shares.

In response to this comment, the Company has revised the table to state that there is no minimum number of shares that must be sold under the Primary Offering.

10.
We note your disclosure on page 14 that Mr. Biggar is deemed to be an underwriter with respect to the securities offered by the company and that the selling shareholders may be deemed to be underwriters with respect to the securities offered by them.  Please add this information to your prospectus cover page.  See Item 501(b)(8) of Regulation S-K.

In response to this comment, the Company has revised the prospectus cover page to disclose that Mr. Biggar and the selling security holders may be deemed to be underwriters with respect to the securities offered by them.

11.	Please revise to address if and how Mr. Biggar will rely on 1934 Exchange Act Rule 3a4-1 in connection with the securities you are offering.

In response to this comment, the Company has included disclosure under the heading “Plan of Distribution and Determination of Offering Price” to address how Mr. Biggar will rely on Rule 3a4-1 in the Amended Form S-1.

12.	Please state whether you have made any arrangements to place the proceeds of the offering in an escrow, trust, or similar account. See Item 501(b)(8)(iii) of Regulation S- K.

In response to this comment, the Company has revised the prospectus cover page to disclose that it has not made any arrangements to place the proceeds of the offering in escrow, trust or a similar account.

Risk Factors, page 5

13.
Please add a risk factor which notes that you may have difficulty selling shares in your offering because your selling shareholders are also offering their shares to the public concurrently with your offering.

In response to this comment, the Company has added a risk factor which notes that it may have difficulty selling its shares in its offering because its selling security holders are also offering shares to the public concurrently with the Company’s Primary Offering.

14.
We note that a significant portion of your assets as of April 30, 2012 consisted of notes receivable.  Please add a risk factor that includes a discussion of the default risk on the notes receivable, even though secured by a judgment against the debtor.

In response to this comment, the Company has added a risk factor that includes a discussion of the default rusk on the notes receivable, including the risks even if though the notes are secured by a judgment against the debtor.

Use of Proceeds, page 10

15.
We note that your no-minimum offering is being conducted on a best-efforts basis. Therefore, please revise your use of proceeds to discuss your plans should you fail to raise substantially less than the maximum proceeds.  Please provide the details of your planned use of proceeds if you sell 25%, 50% and 75% of your maximum. Your revisions should clarify the order in which you intend to use the proceeds of the offering. In addition please clarify how you will pay the offering expenses if should you fail to raise less than $36,073.84.

NORTHWEST LAW GROUP
July 23, 2012

In response to this comment, the Company has revised the section titled “Use of Proceeds” to provide details of its use of proceeds if it sells 25%, 50% and 75% of the Primary Offering.  The Company also notes that it has sufficient funds to pay the offering expenses even if it raises less than $36,073.84.  This is due to the fact that the Company received $70,000 of its default judgment since April 30, 2012.

16.
We note your disclosure that a majority of the maximum proceeds from the sale of your shares will be used for general working capital.  Please revise to provide more detailed disclosure of the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each purpose.  Where you have no current, specific plan for the proceeds, or a significant portion thereof, you should so state and discuss the principal reasons for the offering.  Refer to Item 504 of Regulation S-K.

In response to this comment, the Company has provided in the Amended Form S-1 under the Heading “Use of Proceeds” more detailed disclosure of the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each purpose.

Our Business, page 15

17.
We note that you were incorporated August 4, 2010 in the State of Nevada and you were then “continued into” the province of British Columbia.  Please revise to briefly explain the process of being “continued into” BC.

In response to this comment, the Company has revised the section titled “Business – General” to revised the language “continued into” to “changed our place of incorporation” and to provide that such change was approved by the shareholders of the Company.

Properties, page 18

18.
Please disclose whether your properties have been physically examined in the field by a professional geologist or mining engineer.  If not, please add a risk factor that addresses the fact that your properties have not been examined, detailing the risks to your investors.

In response to this comment, the Company has disclosed whether our properties have been examined in the field under the heading “Properties” in the Amended Form S-1. In addition, the Company added a risk factor that addresses the fact that the Quad Gold Claim has not been examined by a professional geologist or mining engineer.

19.
Please disclose the information required under paragraph (b) of Industry Guide 7 for each of your properties, including the source of power and water for your properties and a description of any infrastructure located on your properties.

In response to this comment, the Company has added disclosure for both the Os Gold Claim and the Quad Gold Claim under the heading “Properties” in the Amended Form S-1. Specific language on the source of water and power can be found under both “Location and Access” subheadings of each of the Company’s properties in the Amended Form S-1.

NORTHWEST LAW GROUP
July 23, 2012

20.	Please disclose the specific permits required to explore or mine on your properties and the status of obtaining such permits.

In response to this comment, the Company has disclosed its current permit requirements and the status of any permit applications under the heading “Business - Government Regulations” in the Amended Form S-1.

21.	Please disclose any royalty obligations that are associated with your mineral claims.

In response to this comment, the Company has disclosed that it has no royalty obligations.  The disclosure can be found under the heading “Properties” at the end of both of the “Description of Property” subheadings for each of the Company’s properties in the Amended Form S-1.

22.
We note your disclosure of historical prospects and production within the vicinity of your OS Gold claim.  Please provide references for this disclosure and comment on the limited likelihood that this information is representative of mineralization on you mineral claim.

23.
We note the historical work that has been performed on your Quad Gold Claim.  Please disclose references for this information and discuss the extent in which this information may be relied upon; including a discussion of the quality control processes that were in place when the work was performed.

In response to comments 23 and 24 above, the Company has included references and disclosed that detailed information concerning historical exploration work on the Company’s properties is not necessarily indicative of the mineralization on the Company’s properties. This disclosure can be found under the heading “Properties” under both “History” subheadings for each of the Company’s properties in the Amended Form S-1.

The Company was unable to disclose the quality control processes that were in place when the work was performed because the Company cannot reasonably obtain such information.

Financial Statements for the Fiscal Years Ended October 31, 2011 and October 31, 2010

Report of Independent Registered Public Accounting Firm

24.
Please advise your independent accountant to revise the opinion paragraph of their report to opine upon the statements of operations, stockholders’ equity and cash flows for the cumulative period from August 4, 2010 (inception) to October 31, 2011, consistent with the scope paragraph of their report.

In response to this comment, the Company has filed a revised report that opines upon the Statements of Operations, Stockholders’ Equity and Cash Flows for the cumulative period from August 4, 2010 (Inception) To October 31, 2011.

Note 2 –  Summary of Significant Accounting Policies

Foreign Currency Translation and Transaction

25.
We note you disclose your functional currency is the Canadian dollar herein. Please reconcile this disclosure with your disclosure on page 33 that your functional and reporting currency is the United States dollar and modify your policy disclosures accordingly.  Additionally, ensure all information in your financial statements reflects your reporting currency (e.g., Note 3).

NORTHWEST LAW GROUP
July 23, 2012

In response to this comment, the Company revised its disclosure to consistently report that its functional currency is the Canadian Dollar and its reporting currency is the United States dollar including, modifying its accounting policy disclosures accordingly and ensuring that all information in its financial statements reflects its reporting currency.

Note 4 –  Related Party Transactions

26.
We note you disclose management fees have been paid to your directors.  Please expand your disclosure here and in your management’s discussion and analysis to address the nature of the management fees and the services provided.  Refer to FASB ASC 850-10-50-1b.

In response to this comment, the Company expanded its disclosure under the heading “Related Party Transactions”, “Management’s Discussion and Analysis” and “Executive Compensation” of the Amended Form S-1 to address the nature of the management fees and the services provided.

Interim Financial Statements for the Periods Ended April 30, 2012 and April 30, 2011

General

27.
To the extent our comments above on your annual financial statements are also applicable to your interim financial statements, please confirm you will revise your interim financial statements accordingly.

In response to this comment, the Company confirms that it has revised its interim financial statements, where necessary to conform to the comments above on its annual financial statements.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations,  page 29

Plan of Operation, page 29

28.
We note your listed expenses which you anticipate you will incur over the next 6 months.  Please provide greater detail in your plan of operations by also providing specific milestones which describe the expenses will be incurred in pursuit of those milestones over the next 3 months, 6 months, 9 months and 12 months.  Your revisions should clarify the priority in which you will seek to accomplish each milestone.

In response to this comment, the Company provided more detailed disclosure under the heading “Plan of Operations” in the Amended Form S-1.

29.
We note your disclosure on page 24 that you will be required to complete minimum exploration work on your Quad Gold Claim or pay a minimum fee of CDN $661.96 on or before April 5, 2013.  Please include this expense in your plan of operation for the next 12 months, or revise to clarify where the expense is included.

In response to this comment, the Company has included mineral exploration payments for the Quad Gold Claim under the heading “Plan of Operations” in the Amended Form S-1.

NORTHWEST LAW GROUP
July 23, 2012

Liquidity and Capital Resources, page 31

30.
Please expand your disclosure to address the liquidity needs associated with executing your plan of operation and how those liquidity needs will be met.  Please also address how your plan of operation and business will be impacted if your liquidity needs are not fully satisfied.

In response to this comment, the Company has revised the section titled “Liquidity and Capital Resources” to state that it will require additional capital to implement Phase 2 of its exploration program in the event that it does not raise any proceeds under the Primary Offering.

Directors, Executive Officers, Promoters and Control Persons, page 33

31.
For Messrs. Biggar and Diakow, please briefly discuss the specific experience, qualifications, attributes or skills which led to the conclusions that these individuals should serve as directors.  See Item 401(e) of Regulation S-K.

In response to this comment, the Company has disclosed the specific qualifications, attributes or skills that led to the conclusion that Mr. Biggar and Mr. Diakow should serve as directors.  This disclosure can be found under the heading “Directors, Officer, Promoters and Control Persons” in the Amended Form S-1.

32.	Please revise to clarify Mr. Diakow’s principal occupations and employment for the last five years.

In response to this comment, the Company has expanded the disclosure to clarify Mr. Diakow’s principal occupations and employment for the last five years. This disclosure can be found under the heading “Directors, Officer, Promoters and Control Persons” in the Amended Form S-1.

Executive Compensation, page 34

33.
We note your disclosure that Messrs. Biggar and Zyrianov were paid pursuant to consulting agreements for the periods listed in your table.  Please expand your narrative to give additional details regarding these agreements including what services were provided in exchange for the compensation.  In addition, we note your disclosure on page 17 that your executive officers are considered your employees.  As such, please explain why the amount listed in the table should not be categorized as “salary.”

34.
We note that you currently have no compensation agreements with Mr. Biggar.  Please revise to disclose whether you have any employment agreements, written or otherwise, with your named executive officers.

In response to comments 33 and 34 above, the Company, under the heading “Executive Compensation” in the Amended Form S-1, provided disclosure containing additional details regarding what services were provided in exchange for the compensation to Messrs. Biggar and Zyrianov. In addition, the Company notes that these amounts should not be considered salary as they were consultant fees that were accrued to the executive officers.

The Company also disclosed that other than the consulting agreement dated October 1, 2011 with Denis Zyrianov, the Company has not entered into any employment and/or consulting agreement with any executive officer or director.

NORTHWEST LAW GROUP
July 23, 2012

Related Transactions, page 36

35.	Please revise this section to describe your consultancy agreements with Messrs. Biggar and Zyrianov or advise.

In response to this comment, the Company revised its disclosure in the Amended Form S-1 under the heading “Related Transactions” to describe its consultancy agreement with Mr. Zyrianov.  The Company does not have a formal consulting agreement with Mr. Biggar.

36.
We also note your August 26, 2010 sales of securities to Mr. Biggar and your April 13, 2012 sale of securities to Mr. Diakow as stock based compensation as disclosed on page 40.  Please revise to list these transactions within this section.

In response to this comment, the Company revised its disclosure in the Amended Form S-1 under the heading “Related Transactions” to describe its consultancy agreement with Mr. Zyrianov.  The Company has not entered into any employment and/or consulting agreement with any other executive officer or director.

Recent Sales of Unregistered Securities, page 40

37.	Please revise to provide the information required by Item 701(c) for the April 11, 2012 purchase of your securities by Mr. Diakow.

In response to this comment, the Company has provided the information required by Item 701(c) of Regulation S-K for the April 11, 2012 purchase of its securities by Mr. Diakow. This disclosure can be found under the heading “Recent Sales of Unregistered Securities” of the Amended Form S-1.

Undertakings, page 42

38.	Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

In response to this comment, the Company has included the undertaking required by Item 512(a)(6) of Regulation S-K under the heading “Undertakings” of the Amended Form S-1.

Exhibits

39.
We note counsel’s reference in exhibit 5.1 to your “Certificate of Continuation.”  Please file this certificate with a pre-effective amendment or tell us why it should not be filed pursuant to Item 601(b)(3)(i) or (4) of Regulation S-K.

In response to this comment, the Company has filed its Certificate of Continuation as Exhibit 3.3 to the Amended Form S-1.

Exhibit 5.1

40.
We note that counsel has assumed that each of the statements made and certified in the Certificate provided by the company’s president and CFO were true and correct when made.  Please advise us of the information that is being certificated to in the referenced documents.

NORTHWEST LAW GROUP
July 23, 2012

In response to this comment, we advise the President and CFO have certified that documents we relied on in our opinion, being the constating documents and directors’ resolution issuing the shares offered by the selling security holders, are true and correct and remain in full force and effect as of the date of the legal opinion.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Charles C. Hethey”

CHARLES C. HETHEY

/clk

Enclosures

cc:	Venza Gold Corp.